40-33

K&L | GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

RECEIVED
SEP 20 2010
OFFICE OF THE SECRETARY

September 20, 2010

Via Hand Delivery

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 20 2010
WASH, D.C.
193

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811-21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copy of a putative class action complaint. While the Fund has not yet been served with the complaint, which is captioned Bourrienne v. Calamos et al. , case number 10-CV-05833, we understand it was filed in the U.S. District Court for the Northern District of Illinois on September 14, 2010 and names the Fund and the persons and entities listed in Appendix A as defendants.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos Advisors LLC
Stathy Darcy, Calamos Advisors LLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

10000599

D-1182012 v1

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund Named as Defendants in Bourrienne v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

RUSSELL BOURRIENNE, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC., a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100, Defendants.	**Civil Action No. ____________** **CLASS ACTION COMPLAINT**

Plaintiff, by his undersigned attorneys, for his Class Action Complaint, alleges upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, as follows:

INTRODUCTION

1. Plaintiff Russell Bourrienne brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund") at any time from March 19, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Delaware statutory trust on April 17, 2002. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued seven series of auction rate preferred shares ("AMPS"). The AMPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the AMPS provided the Fund with long-term financing at short-term interest rates, *see* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003, at 25 (the "2003 Prospectus"). The auction mechanism provided liquidity to the holders of AMPS, as they were able to sell their AMPS at auction, although there was expressly no obligation to provide liquidity, *id.* at 24-25. The AMPS also provided flexibility to the Fund as AMPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the AMPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to partially redeem the AMPS and replace it with less favorable debt financing. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, not the interests of the common shareholders, and they thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

JURISDICTION AND VENUE

5. This is a class action pursuant to Rule 23 of the Federal Rules of Civil Procedures.

6. This Court has subject matter jurisdiction under the Class Action Fairness Act of 2005, 28 U.S.C. § 1332(d), because at least one class member is of diverse citizenship from at least one defendant; there are more than 100 class members nationwide; and the aggregate amount in controversy exceeds $5 million. This Court has personal jurisdiction over Defendants in that they have their principal place of business in this state, engaged in this state in conduct giving rise to the claims asserted herein, and derive substantial benefit from services provided in this state.

7. Upon information and belief, Plaintiff specifically avers that less than one-third of the members of the Class are Citizens of Illinois, where this action is filed.

8. Pursuant to 28 U.S.C. § 1391(a)(2), venue is proper in this District because a substantial part of the acts giving rise to Plaintiffs claims occurred in this District.

PARTIES

A. Plaintiff

9. Plaintiff Russell Bourrienne is a resident of the State of New York. Plaintiff purchased common shares in the Fund on August 16, 2006 and was the beneficial owner of those shares until at least June 2008.

B. Defendants

10. Defendant John P. Calamos, Sr. is a Trustee of the Fund.

11. Defendant Weston W. Marsh is a Trustee of the Fund.

12. Defendant Joe F. Hanauer is a former Trustee of the Fund.

13. Defendant John E. Neal is a Trustee of the Fund.

14. Defendant William R. Ryback is a Trustee of the Fund.

15. Defendant Stephen B. Timbers is a Trustee of the Fund.

16. Defendant David D. Tripple is a Trustee of the Fund.

17. John and Jane Doe Defendants 1-100, individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

18. Defendants Calamos, Marsh, Hanauer, Neal, Ryback, Timbers, Tripple, and John and Jane Doe Defendants 1-100 are collectively referred to herein as the "Individual Defendants."

19. Defendant Calamos Advisors, LLC ("CAL"), an indirect subsidiary of Defendant Calamos Asset Management, Inc., is an investment advisor and Delaware limited liability company and has served as the Fund's investment advisor at all relevant times.

20. Defendant Calamos Asset Management, Inc. ("CLMS"), a Delaware corporation and publicly-held holding company, primarily provides investment advisory services to individual and institutional investors through open-end funds, closed-end funds, separate accounts, offshore funds and partnerships.

21. Defendant Calamos Convertible and High Income Fund is a Delaware statutory trust, and is registered under the Investment Company Act of 1940 as a diversified, closed-end management investment company. The Fund began operating on June 26, 2002.

22. Defendants Calamos Advisors, LLC, Calamos Asset Management, Inc., and Calamos Convertible and High Income Fund are referred to collectively herein as the "Calamos Defendants".

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23, on behalf of the Class, consisting of all persons who were the beneficial owners of common shares of the Fund at any time from March 19, 2008 through the present (the "Class Period"). Excluded from the Class are Defendants; members of the immediate families of the Individual Defendants; any entity in which any Defendant has or had a controlling interest; and the legal representatives, heirs, successors, or assigns of any Defendant.

24. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

25. Plaintiff's claims are typical of the claims of the members of the Class in that the conduct of the Defendants giving rise to the claims is identical as to plaintiff and each Class

member, and the damages suffered by plaintiff and each Class member arise out of the same set of operative facts.

26. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

27. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all Class members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for Class members to seek redress individually for the wrongs done to them. There will be no difficulty in the management of this action as a class action.

28. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

b. whether the Individual Defendants breached their fiduciary duties;

c. whether the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

d. whether the Calamos Defendants were unjustly enriched; and

e. whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

FACTS

A. The Calamos Convertible Opportunities Fund

29. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA"). The Fund is managed by its Board of Trustees, which Trustees are responsible for the overall management and supervision of the Fund. The Fund's primary investment objective, as stated in its filings with the SEC, is to "provide total return through a combination of capital appreciation and current income."

30. The Fund issued seven series of AMPS, designated by letters and numbers. Each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 15,360 AMPS shares outstanding were entitled to vote for two of the seven directors of the Fund, and the holders of the common shares were entitled to vote for the remaining five directors of the Fund.

31. The financing of the Fund's AMPS was favorable for the Fund's common shareholders for a number reasons, discussed below, including:

a. The interest rate and other costs were favorable. While auctions cleared, the interest rates were set weekly by the open market (subject to a "Maximum Rate" determined by a formula), at rates that tended to be only slightly above money-market yields. If auctions failed, the interest was set at the Maximum Rate. With respect to the AMPS, after auctions began to fail in 2008 as discussed below, the formula for the Maximum Rate produced a result that was actually lower than historical market rates in periods before the auction failures. In its Form N-

CSR for the period ended April 30, 2008, filed with the SEC on June 26, 2008 (the "June 26, 2008 N-CSR"), the Fund stated that "[o]verall, common shareholders benefitted from the Fund's use of AMPS . . . . [W]hile the auction failures caused the rates of AMPS to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period significantly (in the neighborhood of 200 to 300 basis points)."

b. The financing was perpetual. The terms of the AMPS financing was very favorable to the Fund in that it was perpetual. AMPS need not ever be repaid. This was especially important in the uncertain financial markets of 2008, as auctions for AMPS began to fail. The Fund noted that during the "global credit crisis . . . [c]redit spreads widened to levels not seen in years.[1]" June 26, 2008 N-CSR, at 3. Perpetually good financing in such an environment was significantly valuable to the Fund's common shareholders.

c. The constraints on the Fund from the AMPS were minimal. The Fund did not have to offer any collateral, and was required to maintain 200% asset coverage, or to have $2 in gross assets for every $1 in AMPS outstanding.

32. Another advantage of the Fund important to it its common shareholders was its "Ability to Put Leverage to Work," as described in a number of the Fund's SEC filings. *See, e.g.*, June 26, 2008 N-CSR, at 34. Regarding the Fund, financial leverage was the difference between the low rates it paid on its AMPS and the returns on its portfolio investments. The impact of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in its regular reports to its shareholders. The Fund's public statements indicated that among the benefits of investing in the Fund was that common stock

[1] The Fund explained that "[c]redit spreads measure the yields between bonds with different levels of credit quality risk. When spreads widen, investors receive more compensation for taking on risk." June 26, 2008 N-CSR, at 3.

holders could realize leverage that would continue indefinitely, because, as discussed above, the term of the AMPS was perpetual.

B. The Calamos Closed-End Fund Business Model

33. As stated above, Defendant Calamos Advisors, LLC ("CAL") is an indirect subsidiary of Defendant Calamos Asset Management Corporation ("CLMS"), and has served as the Fund's investment advisor at all relevant times. CAL, CLMS, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "Calamos Sponsorship Group." The Calamos Sponsorship Group sponsored a number of closed-end investment companies ("closed-end funds") similar to the Fund, five of which also issued auction rate securities that were similar to the AMPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to a debt instrument (*e.g.*, corporate or municipal bonds) with a long-term maturity or preferred stocks that return a yield at rates that are regularly reset at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

34. By sponsoring closed-end funds that issued ARS, the Calamos Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other compensation. To distribute the funds, the Calamos Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

35. The Fund and its common shareholders did not have an economic interest in any of the other members of the Calamos Sponsorship Group, nor did they benefit from the ability of the Calamos Sponsorship Group to continue to sponsor new closed-end funds. On the other hand, the Calamos Sponsorship Group had a critical interest in continuing to sponsor new funds,

as a means of expanding its business. Likewise, each new fund sponsored by Calamos could benefit the Individual Defendants in the form of lucrative board seats and management fees.

36. In addition to serving as Trustees of the Fund, the Individual Defendants served in similar capacities for a number of the other funds sponsored by the Calamos Sponsorship Group (the "Related Calamos Funds"). The table below summarizes the number of Calamos-sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

DEFENDANT	NO. OF CALAMOS FUNDS SERVED/ MANAGED	AGGREGATE ANNUAL COMPENSATION FROM SERVICE / MANAGEMENT OF FUNDS
John P. Calamos, Sr. *	20	$*[2]
Joe F. Hanauer **	20	$143,000**[3]
Weston W. Marsh	20	$140,000
John E. Neal	20	$160,000
William R. Rybak	20	$138,000
Stephen B. Timbers	20	$186,000
David D. Tripple	20	$150,000

37. In spite of the distinct fiduciary obligation they had to each separate closed-end fund, the Individual Defendants and the Calamos Sponsorship Group managed the funds in accordance with their common economic interests. In doing so, they put those interests before the individual interests of each of those funds, including the Fund. This allowed the Defendants to collect fees from a number of funds without significant additional burden on their time.

[2] * Defendant John P. Calamos, Sr. is an employee of the Calamos Sponsorship Group and is not separately compensated for his board service.

[3] ** Defendant Joe F. Hanauer stepped own as a Trustee on December 31, 2009. The numbers for Hanauer reflect his last full fiscal year as a Trustee, the fiscal year ended October 31, 2008.

However, it also gave the Fund's directors an incentive to promote their own and the Group's interests even when those interests conflicted with the interests of the Fund's common stockholders.

C. The Auction Rate Securities Market Collapses

38. The Calamos Sponsorship Group was not the only entity issuing ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding, including the closed-end funds sponsored by the Calamos Sponsorship Group. ARS typically had a very long maturity or, like the AMPS issued by the Fund, no maturity date, and usually gave the holders no redemption right. However, as long as the regular auctions were successful, the holders had a way to liquidate their investment. Consequently, many broker dealers recommended that their clients use ARS as for short term investing.

39. Usually, auctions were held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible that there would not be enough buyers entering the market to purchase the ARS available for sale, and consequently, an auction would fail. As noted above, the offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions failed.

40. Since February 13, 2008, auctions have regularly failed. This in turn has effectively rendered auction rate securities, including the AMPS issued by the Fund, illiquid. To date, the liquidity has not returned to the auction rate securities market. As a result, many investors in ARS, including holders of the AMPS issued by the fund, have become concerned about their investments.

41. The auction failures and resultant illiquidity in the ARS market had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem AMPS,

and the auction failures did not have a materially adverse impact on the Fund's rights and obligations with respect to the AMPS. In fact, the prospectus under which AMPS were issued noted the following risks for AMPS holders: (1) "If an auction fails you may not be able to sell some or all of your shares;" and (2) "The AMPS are not redeemable by the holders of AMPS." 2003 Prospectus, at cover page and 9. Further, as already noted, the terms of the AMPS contemplated that auctions might fail, and provided a means for setting dividend rates should such failures occur. Under the terms of the AMPS, the interest rate would be determined by a formula, and, in all other respects, the AMPS would continue to be governed by the same terms as those that applied from the date of issuance.

42. However, as the market for ARS became illiquid, many investors in ARS, including holders of the AMPS issued by the Fund, became concerned about their investments. Many ARS holders sought to hold the investment banks and brokers who recommended investing in ARS responsible for the illiquidity of those investments. As a number of government agencies began to investigate the marketing of ARS to investors, many investment banks and brokers entered into settlements which required them to purchase ARS from their clients. These settlements imposed significant liabilities on the investment banks and brokers, which would have been much higher if the Fund had not redeemed the AMPS from their holders. On information and belief, the Calamos Sponsorship Group did not believe that the investment banks would want to acquire the securities.

D. The Defendants' Misconduct

43. Even after the failure of auctions began, the Fund continued to benefit from the favorable characteristics of the AMPS discussed above in paragraph 31. The auction failures did not trigger any redemption obligation on the Fund or otherwise necessitate that the Fund redeem

the AMPS. Nevertheless, between June 2, 2008 and June 26, 2008, the Defendants caused the Fund to redeem approximately 72.9% of all outstanding AMPS at their issue price of $25,000 per share, by means of a refinancing whose terms were less advantageous for the Fund's common shareholders. As a result of this redemption of the majority of outstanding AMPS, the remaining 4,160 shares of AMPS had the right to vote for two of the Fund's seven directors, an increase of more than 3 times the voting power of each preferred share compared to the common shares.

44. Further, between August 13, 2009 and August 24, 2009, the Defendants caused the Fund to redeem the remaining outstanding AMPS, again at their issue price of $25,000 per share, and again replaced the redeemed AMPS with financing terms that were less advantageous for the Fund's common shareholders.

45. The Defendants' redemption of the AMPS provided liquidity to the holders of the AMPS issued by the Fund. It also provided a redemption of sorts to their investment banks and brokers, who would not be liable for the illiquidity of the AMPS and would not have to purchase the now-redeemed AMPS from the holders. A good relationship with the investment banks and brokers who market the ARS and AMPS is crucial to the business of the Calamos Sponsorship Group, as the Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. In fact, termination of these relationships is among the risk factors listed in CLMS's Form 10-K for the year ended December 31, 2009:

> As of December 31, 2009, a majority of our assets under management were attributable to accounts that we accessed through third-party intermediaries. These intermediaries generally may terminate their relationships with us on short notice.

On information and belief, the Defendants caused the redemption of the AMPS to further the business interests of the Calamos Sponsorship group by providing liquidity to the AMPS holders and responding to the concerns of investment banks and brokers facing liability for the illiquidity in the ARS market, and to further the interests of the Fund or the holders of its common stock. The interests of the holders of the Fund's AMPS and of the investment banks and brokers who marketed the AMPS conflicted with the interests of the Fund and its common shareholders, and the Defendants chose the former. Following the redemptions, CLMS was able to maintain its good relationships. Its 2009 Summary Annual Report to shareholders notes prominently that: "In this dramatically changed market environment, we have been able to retain and, in many cases, grow our shelf space at key partner firms."

46. The Fund's redemptions of the AMPS damaged its common stockholders by denying them the financial benefits associated with the AMPS, diluting the economic value of their investment, and for some periods diluting their voting power. As a result, the redemptions favored one class of shareholder (the holders of the AMPS), over another (the common stockholders), in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

47. The Defendants caused the Fund to redeem the AMPS at prices that exceeded their market value. The Fund later represented to the SEC that the AMPS were then trading on the secondary market at a significant discount to the issue price of $25,000, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 4 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act (the "Fourth Amended Application") at 8 n.1. ("The Applicants understand that the relatively limited secondary market trading that has occurred in [AMPS] of closed-end funds since the failure of the auction markets has been conducted at significant discounts.") Nevertheless, the Individual

Defendants caused the Fund to pay the full issue price for the shares that it redeemed. As a result, the redemption diluted the value of the common shareholders' investments.

48. In order to raise cash for the partial redemptions of AMPS, the Individual Defendants caused the Fund to arrange new debt financing (the "First Replacement Borrowing"), whose terms were so disadvantageous that it was replaced the next year from three sources: the issuance of additional common stock, the use of cash generated by the Fund's investments to pay down debt rather than make distributions to common shareholders, and by another debt facility (the "Second Replacement Borrowing"; together with the First Replacement Borrowing, the "Replacement Borrowing").

49. As discussed in detail below, both the First Replacement Borrowing and the Second Replacement Borrowing are disadvantageous compared with AMPS, for several reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater.

50. The effective costs of the Replacement Borrowing are higher. On information and belief, the effective cost of the Replacement borrowing with all its terms, conditions, and fees will generally be higher than the Maximum Rate on the AMPS. For instance, over the year leading up to October 31, 2009, and again over the six months leading up to April 30, 2010, on information and belief the Fund paid over nine times as much for the Replacement Borrowing in interest and fees and "deferred debt structuring fees" as it would have paid for the AMPS over the same period at the Maximum Rate. June 26, 2008 N-CSR, at 26 n.7. For the year ending October 31, 2009 alone the Fund paid interest and fees on the Replacement Borrowing that totaled approximately $8,532,646 on an average outstanding balance of $113 million, which equates to a fully loaded annualized rate of more than 7.5%. For the same period, the weighted

average annualized dividend rate for the AMPS, applying the Maximum Rate, was approximately 0.5%, and annual fees were, on information and belief, 0.27% or less for a total cost of less than 0.8%. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund.

51. The term of the Replacement Borrowing is finite. The Defendants were aware of the advantage of the perpetual term of the AMPS. The Fund itself acknowledged that "[T]he perpetual nature of the [AMPS] makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date." Fourth Amended Application at 34 n.21. Furthermore, the Defendants acknowledged that the lenders of the Replacement Financing could "choose not to renew the loans and to recall their principal with any accrued interest . . . [B]orrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, *which may present certain risks to common shareholders*." *Id.* at 32-33 (emphasis added). And, as noted above, the short maturity of the First Replacement Financing forced the Fund to refinance its debt in a year that the Fund itself admitted was one in which "the cost of borrowing . . . dramatically increased." Form N-CSR for the fiscal year ended October 31, 2008, filed with the SEC on December 29, 2008 (the "December 29, 2008 N-CSR"), at 3. In contrast to the perpetual term of the AMPS, the Replacement Borrowing had a term of one year. This short-term maturity put the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. By comparison, the AMPS had a perpetual term, so the Fund had no refinancing risk prior to the replacement of AMPS with the Replacement Borrowing.

52. The constraints on the Replacement Borrowing are greater than those on the AMPS. These additional constraints increase the effective cost of the borrowing above the stated interest rate. *See, e.g.*, 2003 Prospectus, at 22 ("these requirements will increase the cost of borrowing over the stated interest rate"). At least two significant additional constraints arose with the Replacement Financing: collateral, and coverage requirements.

53. The first additional constraint which arose from the Replacement Financing was collateral. The Fund was not required to pledge its assets as collateral for the AMPS. In contrast, the Fund was required to pledge its assets as collateral for the Replacement Borrowing, which limits the Fund's ability to control its investments. In addition, the lender may borrow the collateral pledged by the Fund and relend it to third parties, which puts the Fund at risk of default by those third parties.

54. The second additional constraint which arose from the Replacement Financing was coverage requirements. The ICA imposes coverage ratios for different forms of leverage, *i.e.*, for every dollar in leverage, the Fund is required to have x dollars of assets to meet the coverage ratio. Under the ICA, if the Fund fails to meet the required coverage ratio, it may not pay dividends to its common shareholders, as is the expectation of common shareholders and which is critical to maintenance of the Fund's tax status. *See* Fourth Amended Application at 26 n.16 ("The applicants believe that their common shareholders have come to expect regular distributions at approximately the same percentage of net asset value.")

55. Because the AMPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total AMPS, of 2:1. Because the Replacement Borrowing was debt (not equity), under the ICA Fund was obligated to

maintain a coverage ration for each dollar borrowed, *i.e.*, total assets to total Replacement Borrowing, of 3:1.[4] December 29, 2008 N-CSR, at 7.

56. After redeeming 72.9% of the AMPS, which increased the coverage requirement, the Individual Defendants caused the Fund to seek special relief from the requirements of the ICA applicable to debt, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on July 24, 2008 (the "Calamos Application"), and pursued the application through four separate amendments dated October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009. The Securities and Exchange Commission ("SEC") granted the relief for debt used to retire then-outstanding AMPS, with the relief to expire on October 31, 2010. *See In re Calamos Convertible Opportunities and Income Fund et al.*, Order Under Section 6(c) of the Investment Company Act of 1940 Granting An Exemption From Sections 18(a)(1)(A) and (B) of the Act, Investment Company Act Release No. 28615 (issued February 10, 2009), at 1. As a result, $104 million of the Second Replacement Refinancing (and any subsequent refinancing of the debt) would benefit from this relaxed coverage requirement. The Fund paid down $60 million of this debt, leaving only a fraction subject to the relaxed coverage requirement for the short period of relief remaining.

57. For any further borrowing, and, after October 31, 2020, for the borrowing already in place, the coverage ratio will require 50% more assets than would have been required to raise money with the same amount of AMPS. The AMPS, according to the Fund, once retired, cannot

[4] In the first amendment to its Exemption Application, the Fund suggested that the statutory coverage ratio might not apply to its debt. *In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 1 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on October 14, 2008, at 24-25 n.14 (the "First Amended Application"). However, it gave the statutory coverage ratio as its reason for not redeeming more of the AMPS. December 29, 2008 N-CSR, at 7. It also represented that its debt agreements include a relaxation of contractual coverage requirements contingent upon the grant of relief requested. Fourth Amended Application at 14.

likely be replaced, *see* First Amended Application at 6, 7. The Fund views leverage as beneficial to the common shareholders, *see* Form N-CSR for the fiscal year ended October 31, 2009, filed with the SEC on December 30, 2009 (the "December 30, 2009 N-CSR"), at 4, and Form N-CSR for the period ended April 30, 2010, filed with the SEC on June 24, 2010 (the "June 24, 2010 N-CSR"), at 2. Indeed, as described in Paragraph 17, the ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund. Yet the Defendants have unnecessarily constrained their ability to use leverage for the indefinite future and have acknowledged that the replacement of equity with debt may force deleveraging, Fourth Amended Application at 25-26.

58. The holders of the AMPS benefited significantly from the redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons described in paragraphs 49-57, above, including especially the diversion of proceeds of investments that would have flowed to the common shareholders to pay down the new debt instead. As a result of the Defendants' conduct, the AMPS shareholders have benefitted by having their shares partially redeemed at the expense of the common shareholders to the Fund.

59. The harms suffered by the common shareholders as a result of the Individual Defendants' breaches of their duties owed to the common shareholders include:

a. The dividends paid by the Fund to the common shareholders have been reduced because funds that would otherwise have been available to pay such dividends have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS;

b. The dividends paid by the Fund to the common shareholders have further been reduced because in connection with the unnecessary redemption of AMPS, the Fund's overall leverage has been reduced, thereby producing less cash flow available to pay common stock dividends;

c. The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions, will be reduced as a result of the Individual Defendants' breaches, for the following reasons:

i. Funds that would otherwise be available for distribution to common shareholders will be diverted to pay the increased costs associated with the Replacement Borrowing;

ii. Because of the reduction in the Fund's overall leverage described in the foregoing subparagraph (b), cash flow that would otherwise be available for distribution to common shareholders will be reduced; and

iii. The potential future cash flows to be realized by holders of common stock, whether from dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of AMPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices, particularly after the expiration of the regulatory relief on October 31, 2010;

d. The loss of the leverage provided by the AMPS has materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders and has thereby defeated a significant feature of the investment rationale for the common shareholders, namely that such leverage would be available to provide cash flow for distribution to the common shareholders; and

e. The value of the Fund's common shares is lower than it would have been if the AMPS had not been redeemed.

COUNT I
As And For A First Cause Of Action
Breach of Fiduciary Duty

60. Plaintiff incorporates herein the allegations set forth above.

61. At all times alleged herein, the Individual Defendants, as Trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include the duty no to unfairly favor the interest of one class of shareholders over another, the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders, and the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements of the SEC and the public.

62. In violation of these duties, the Individual Defendants unfairly favored the preferred AMPS shareholders over the common shareholders by enabling the former to redeem their shares at their share of net asset value, at the expense of the common shareholders.

63. Also in violations of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the AMPS shareholders were not harmed but benefited while plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

64. Also in violation of these duties, the Individual Defendants chose to cause the Fund to partially redeem the AMPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment.

65. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

66. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

COUNT II
As And For A Second Cause Of Action
Aiding and Abetting a Breach of Fiduciary Duty (the Calamos Defendants)

67. Plaintiff incorporates herein the allegations set forth above.

68. At all times alleged herein, the Calamos Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

69. The Calamos Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

70. In particular, the Calamos Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

71. As a direct and proximate result of the Calamos Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

72. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

COUNT III
As And For A Third Cause Of Action
Unjust Enrichment (the Calamos Defendants)

73. Plaintiff incorporates herein the allegations set forth above.

74. Plaintiff and the Class assert a claim for unjust enrichment against the Calamos Defendants under the common law of Delaware.

75. By means of the wrongful conduct alleged herein, the Calamos Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

76. The Calamos Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Calamos Defendants has come in the form of fees and other revenues received by them from the Fund and from other Calamos Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Calamos Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant

revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

77. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment as common shareholders in the Fund.

78. Under the common law doctrine of unjust enrichment, it is inequitable for the Calamos Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

79. The financial benefits derived by the Calamos Defendants rightfully belong to Plaintiff and the Class members. The Calamos Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Calamos Defendants from Plaintiff and the Class as alleged herein.

80. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to disgorge its Ill-gotten Gains as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment as follows:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Calamos Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Calamos Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Calamos Defendants' aiding and abetting of the Individual Defendants' breaches of the fiduciary duty, together with the pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

Dated: September 14, 2010

LASKY & RIFKIND, LTD.

By: /s/ Norman Rifkind
Norman Rifkind

Norman Rifkind
Leigh Lasky
Amelia S. Newton
Heidi VonderHeide
350 N. LaSalle Street, Suite 1320
Chicago, IL 60654
Tel: (312) 634-0057
Fax: (312) 634-0059

Local Counsel for Plaintiffs

MURRAY, FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue, Suite 801
New York, NY 10016
Tel: (212) 682-1818
Fax: (212) 682-1892

Lead Counsel for Plaintiffs

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US Securities & Exchange
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SEP 20 2010
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